

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Mr. Kent A. McKee
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re:** **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Definitive Proxy Statement on Schedule 14A filed March 24, 2010**
> **File No. 001-06770**

Dear Mr. McKee:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Hartz
Senior Assistant Chief Accountant